Exhibit 5

Bryan Hough	AT&T Inc.	T: 214.757.3326
Assistant Vice President	One AT&T Plaza	bryan.hough@att.com
Senior Legal Counsel	208 S. Akard Street
Dallas, TX 75202

December 10, 2024

AT&T Inc.

208 S. Akard Street

Dallas, TX 75202

To Whom it May Concern:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”) of shares of Common Stock, par value $1.00 per share (the “Shares”) of AT&T Inc., a Delaware corporation (“AT&T”), I am of the opinion that:

(1) Forty-five million (45,000,000) Shares, which may be offered or sold pursuant to the terms of the 2018 Incentive Plan (the “Plan”) have been duly authorized, and, when the registration statement on Form S-8 relating to the Shares to be issued pursuant to the Plan (the “Registration Statement”) has become effective under the Act, upon issuance of such Shares and upon payment therefore, in accordance with the Plan and the resolutions of the Board of Directors of AT&T relating thereto, the Shares will be legally and validly issued, fully paid and nonassessable; and

(2) AT&T has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware.

The foregoing opinion is limited to the federal laws of the United States and the General Corporation Law of the State of Delaware, and I am expressing no opinion as to the effect of the laws of any other jurisdiction.

I have relied as to certain matters on information obtained from public officials, officers of AT&T and other sources believed by me to be responsible.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, I do not thereby admit that I am in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Bryan S. Hough
Bryan S. Hough
Assistant Vice President – Senior Legal Counsel and Assistant Secretary